February 25, 2013

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment Nos. 11 and 12 to Registration Statement on Form S-1 Filed February 12, 2013 and February 19, 2013 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 22, 2013 regarding Amendment Nos. 11 and 12 to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the Commission on July 7, 2011, as amended to date (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.

Amendment No. 11 to Form S-1

The Offering—Use of proceeds, page 9; and Use of Proceeds, page 47

1. Please clarify, if true, that you will use the $12 million of proceeds from your concurrent private offering to Foundation Capital to make the $12 million in payments to entities affiliated with Foundation Capital as consideration for the termination of warrants to purchase shares of your convertible preferred stock held by those entities.

In response to the Staff’s comment, the Company will revise the “Use of Proceeds” section on page 9 of the Registration Statement in a future filing to include the following disclosure:

United States Securities and Exchange Commission

February 25, 2013

“We will use $12 million of our existing cash balance to make payment to entities affiliated with Foundation Capital as consideration for the termination of warrants to purchase shares of our convertible preferred stock held by those stockholders immediately prior to the effectiveness of this registration statement.”

Additionally, in response to the Staff’s comment, the Company will replace the third sentence of the second paragraph on page 47 with the foregoing disclosure.

Risk Factors, page 18

2. We note from your disclosure on page 31 that you are in the process of transitioning all of your manufacturing to Plexus Corp. Please provide us with your analysis as to why you should not file your agreement with Plexus as an exhibit to your registration statement in accordance with Regulation S-K Item 601(b)(10).

The Company respectfully advises the Staff that its agreement with Plexus Corp. (“Plexus”) was entered into in the ordinary course of business. Further, the Company does not believe that it is substantially dependent on the manufacturing provided by Plexus, even though the Company is in the process of transitioning all manufacturing to Plexus. The Company has a contractual relationship with Jabil Circuits, Inc. (“Jabil”) that will not expire until October 31, 2016, which has previously manufactured the Company’s hardware products at its facility in Guadalajara, Mexico. Jabil has the specifications for the Company’s hardware and capacity to manufacture the Company’s products in the future. Further, Jabil has indicated to the Company that should the Company need additional manufacturing capacity in the future that Jabil would appreciate the opportunity to manufacture hardware for the Company at such time.

The Company will continue to review its manufacturing needs and may require production from multiple contract manufacturers in the future as the Company reaches agreements with new international utilities. The Company may determine that it is appropriate to have a manufacturer in another location to support new international customers. If the need arises, the Company believes that its products can be built by other contract manufacturers with limited lead-time required.

Management’s Discussion and Analysis

Product Revenue, page 68

3. We note you attribute part of the reason for the decrease in product revenue for 2012 to lower “acceptance volumes.” Please describe any known trends that caused acceptances to be lower in 2012 and provide analysis as to how those trends caused produce revenue to be lower. Refer to Regulation S-K Item 303(a)(3)(ii).

In response to the Staff’s comment, the Company will revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Years Ended December 31, 2012, 2011 and 2010—Product Revenue” section of the Registration Statement to include the following disclosure:

Revenue from the receipt of customer acceptances of initial phases of deployment was $9.8 million in 2012 compared

United States Securities and Exchange Commission

February 25, 2013

to $69.4 million in 2011, which decrease resulted in lower acceptance volumes in 2012. The timing of when we receive customer acceptances of initial phases of deployment is unpredictable as it is determined by the customer’s acknowledgement of the completion of the network and specific testing criteria. As a result, product revenue will continue to fluctuate in future periods, primarily due to the timing of when we expect to meet the completion and acceptance criteria for customer deployments pending acceptance of initial phases of deployment, see “Key Elements of Operating and Financial Performance—Revenue.”

Additionally, in response to the Staff’s comment, the Company will revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Elements of Operating and Financial Performance—Revenue” section of the Registration Statement to include the following disclosure:

“Substantially all of our customer arrangements include acceptance provisions that require testing of the network against specific performance criteria. Once we complete the required network testing and receive acceptance of the initial phase of deployment, we receive customer acceptances for follow on phases of deployment on a routine basis, which leads to additional revenue until the completion of the specific customer deployment.”

To further clarify the Company’s analysis as to how trends will cause revenue to be lower in 2013, the Company will revise the Registration Statement to move the last paragraph on page 68 to immediately before the paragraph on page 68 that starts with “Product Revenue” in bold, italicized font.

Billings, page 68

4. We note your disclosure that $45.4 million of the increase in billings was “driven by changes in mix of product shipments.” Please describe any known trends that caused your product mix to be different in 2012 and provide analysis as to how those trends drove the $45.4 million increase in billings.

In response to the Staff’s comment, the Company will revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Years Ended December 31, 2012, 2011 and 2010—Billings” section of the Registration Statement to include the following disclosure:

“The changes in mix of product shipments were primarily attributable to two new customers in 2012 that purchased higher priced products, and a decrease in billings from a customer that completed its deployment in the fourth quarter of 2011 with a product mix with lower average prices. We expect the mix impact from these two new customers to continue in future periods.”

Certain Relationships and Related Party Transactions

Warrant Termination and Concurrent Private Placement, 152

United States Securities and Exchange Commission

February 25, 2013

5. Please disclose the business purpose for entering into these transactions.

In response to the Staff’s comment, the Company will revise the “Certain Relationships and Related Party Transactions—Warrant Termination and Concurrent Private Placement” section of the Registration Statement to include the following disclosure as the fourth paragraph in that section:

“We entered into these transactions in order to obtain the consent of entities affiliated with Foundation Capital to make certain changes to increase the authorized number of shares of our common stock, implement a reverse stock split and approve certain matters necessary for us to proceed with our initial public offering. We believe that entering into these transactions is in the best interests of our company and our stockholders. Stockholder approval was obtained for these transactions.”

* * * * * * *

United States Securities and Exchange Commission

February 25, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

Enclosure

cc:	Scott A. Lang, Chief Executive Officer
Richard S. Arnold, Jr., General Counsel
David B. Leeb, Associate General Counsel
Silver Spring Networks, Inc.

Michael A. Brown
Fenwick & West LLP

Guy Wanger
Ernst & Young LLP

Sarah K. Solum
Davis Polk & Wardwell LLP